

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003.

or

[ ] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to _____.

Commission file number: 333-39239

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rayovac 401(k) Retirement Savings Plan.

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Rayovac Corporation
601 Rayovac Drive
Madison, Wisconsin 53711

The following financial statements are furnished herewith:

Report of Independent Registered Public Accounting Firm.
Statements of Assets Available for Plan Benefits.
Statements of Changes in Assets Available for Plan Benefits.
Notes to Financial Statements.

The following exhibits are furnished herewith:

Exhibit 23.1. Consent of Independent Registered Public Accounting Firm.

Exhibit 99. Certification of Member of Plan Administrative Committee Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

KPMG

RAYOVAC 401(k) RETIREMENT SAVINGS PLAN

Financial Statements

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

RAYOVAC 401(k) RETIREMENT SAVINGS PLAN

Table of Contents

Note: Other supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, that have not been included are not applicable.



KPMG LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

Report of Independent Registered Public Accounting Firm

Plan Administrator
Rayovac 401(k) Retirement Savings Plan:

We have audited the accompanying statements of assets available for Plan benefits of the Rayovac 401(k) Retirement Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we Plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for Plan benefits of the Rayovac 401(k) Retirement Savings Plan as of December 31, 2003 and 2002, and the changes in assets available for Plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year-end) at December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Atlanta, Georgia
June 25, 2004



RAYOVAC 401(k) RETIREMENT SAVINGS PLAN

Statements of Assets Available for Plan Benefits

December 31, 2003 and 2002

		2003	2002
Plan interest in Master Trust for Rayovac Corporation (note 6)	$	56,704,170	47,979,635
Assets available for plan benefits	$	56,704,170	47,979,635

See accompanying notes to financial statements.

RAYOVAC 401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Increase in assets:		
Investment gain from Master Trust for Rayovac Corporation (note 6)	$ 9,477,538	—
Interest and dividends	773,198	423,537
Participant contributions	2,933,327	3,007,481
Employer contributions	1,597,193	1,637,697
Rollovers	160,536	96,662
Total increases	14,941,792	5,165,377
Deductions from assets:		
Investment loss from Master Trust for Rayovac Corporation (note 6)	—	(7,793,587)
Distributions and benefits paid	(6,202,966)	(7,309,785)
Administrative expenses	(14,291)	(16,846)
Total deductions	(6,217,257)	(15,120,218)
Net increase (decrease) in assets prior to transfer from affiliated plan	8,724,535	(9,954,841)
Net transfers of Master Trust assets from affiliated plan (note 1(h))	—	390
Net increase (decrease) in assets	8,724,535	(9,954,451)
Assets available for plan benefits:		
Beginning of year	47,979,635	57,934,086
End of year	$ 56,704,170	47,979,635

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Rayovac 401(k) Retirement Savings Plan (the Plan) provides general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution Plan covering all domestic salaried and non-union hourly employees of Rayovac Corporation ("the Company" or "the Plan Administrator"). The purpose of the Plan is to provide supplemental support for participants upon their retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan's assets are included in the Master Trust for the Company (Master Trust). The Master Trust also includes the assets of the Rayovac 401(k) Savings Plan for Hourly Employees, which covers hourly union employees.

(b) Eligibility

Employees are eligible to participate in the Plan on the first day of the month coinciding with the ninetieth day following the date the employee performed his or her first hour of service. Part-time employees of the Dixon Division are eligible to participate in the Plan on the first day of the month coinciding with the twelve-month period following the employee's employment date.

(c) Contributions

Active participants are permitted to make contributions to the Plan in whole percentages up to 50% of their pretax annual compensation, as defined in the Plan document, subject to applicable limits of the Internal Revenue Code (the Code).

The Company is required to make periodic cash contributions ranging from 3% to 6% of the participant's compensation, depending on whether the employee is hourly or salaried and the age of salaried employees, as defined in the Plan. For each participant in the Dixon Division, the Company is required to make matching contributions equal to 25% of the first 4% of pay the participant contributes to the Plan as elective deferrals. Additional amounts may be contributed at the option of the Company's board of directors. There were no additional contributions in 2003 or 2002.

(d) Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant's compensation or account balances, as defined in the Plan document.

(e) Vesting

A participant is fully vested in his or her entire account balance, including the balances attributable to both the employee contributions and employer contributions, at all times.

(Continued)

(f) ***Investment Fund Options***

Participant contributions and investment earnings were directed by the individual Plan participants to certain investment choices offered under the Plan through the Master Trust. Descriptions of the investment fund options for 2003 and 2002 are as follows:

Stable Value Fund

This fund, which seeks a reasonable level of income together with stability of principal, invests in Key Trust Company EB Managed GIC Funds, which invest primarily in various investment contracts. The fund may also invest a portion of its assets in cash or money market accounts for liquidity purposes only.

Legg Mason Value Trust Fund

This fund seeks long-term growth of capital. The fund invests primarily in equity securities that are undervalued in relation to the long-term earning power or asset value of their issuers. The fund may invest a portion of its assets in long-term debt securities. The fund may also invest a portion of its assets in debt securities rated below investment-grade.

Artisan International Fund

This fund seeks long-term capital growth. The fund ordinarily invests a majority of its assets in equities of foreign issuers; it normally maintains investments in at least three foreign countries. When selecting investments, this fund places equal emphasis on country selection and stock selection; it avoids countries that it believes have overvalued markets and focuses on companies that have dominant or increasing market share in strong industries. The fund may invest in emerging markets.

PIMCO Total Return Fund

This fund, an income oriented mutual fund which also seeks capital appreciation over time, invests in a range of bonds and equities resulting in an intermediate maturity portfolio with a duration between three and six years. Bonds may have variable, fixed, or floating rates of interest. The fund seeks maximum total return consistent with preservation of capital and prudent investment management.

Vanguard Index Trust 500 Portfolio

This fund, a growth and income mutual fund, invests in all 500 stocks in the Standard & Poor's Composite Stock Price Index (the S&P 500 Index), an index which emphasizes large-capitalization companies and is generally considered to be representative of the U.S. stock market, in approximately the same proportions as they are represented in the S&P 500 Index. The fund seeks to replicate the aggregate price and yield performance of the S&P 500 Index. Balances in this fund may also be invested in short-term money market instruments.

Rayovac Stock Fund

This fund invests in Rayovac Corporation common stock. The fund may also invest a portion of its assets in cash or money market accounts for liquidity purposes only.

(Continued)

Eclipse Asset Manager Fund

This fund, an asset allocation mutual fund, seeks to maximize total return by investing in domestic and foreign common stocks, fixed-income securities, and money market instruments within specific percentage guidelines.

AIM Small Cap Growth Fund

This fund, a growth mutual fund, invests in a portfolio which in turn invests at least 65% of its total assets in equity securities of U.S. issuers that have market capitalizations less than that of the largest company in the Russell 2000 Index. This fund's investment objective is long-term growth of capital.

Janus Mercury Fund

This fund, a growth mutual fund, seeks to achieve long-term growth of capital by investing primarily in common stocks of companies of any size.

Oakmark Equity and Income Fund

Oakmark Equity and Income Fund seeks current income and preservation and growth of capital. The fund generally invests between 50% and 75% of assets in equities and between 25% and 50% of assets in U.S. Government and corporate debt rated AA or higher. It may invest up to 20% of assets in unrated debt or debt rated below investment-grade. The fund may also invest up to 25% of assets in foreign securities.

Van Kampen Growth and Income Fund

Van Kampen Growth and Income Fund seeks income and long-term growth of capital. The fund invests primarily in income-producing equities, including common stocks and convertible securities (although investments are also made in non-convertible preferred stocks and debt securities). It limits investments in foreign securities to 25% of assets.

American Funds Growth Fund of America Fund

American Funds Growth Fund of America Fund seeks capital growth. The fund invests primarily in common stocks. Management selects securities that it believes are reasonably priced and represent solid long-term investment opportunities. The fund may invest up to 15% of assets in securities of issuers domiciled outside of the U.S. and Canada, and not included in the S&P 500 Index. It may also invest up to 10% of assets in debt securities rated below investment-grade.

MainStay MAP Fund

MainStay MAP Fund seeks long-term growth of capital; current income is a secondary consideration. The fund normally invests at least 65% of assets in equity securities of domestic issuers. It may also invest in common and preferred stocks, convertible securities, ADRs, bonds, notes, and debentures.

(Continued)

Mainstay Asset Manager Fund

Mainstay Asset Manager Fund seeks total return. The fund allocates assets within the following parameters: 30% to 80% in stocks, 10% to 60% in debt securities, and 10% to 60% in money markets. The adviser estimates relative risk and return of the three classes based on a disciplined valuation methodology. It then identifies imbalances in relative pricing and allocates the assets to take advantage of these imbalances.

MFS International New Discovery

MFS International New Discovery Fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities of companies with small market capitalizations, typically from at least three countries. It may invest in common stocks and related equity securities, such as preferred stock, convertible securities, and depositary receipts of foreign issuers. The fund may also invest in foreign markets, emerging markets, and over-the-counter markets. It may engage in active and frequent trading.

(g) Payment of Benefits

Upon retirement or termination of employment, the participant's account balance is payable to him or her, or in the event of death, the participant's beneficiary. Participants may be eligible for a hardship withdrawal from their pretax participant account under certain circumstances and with the Plan Administrator's approval.

(h) Transfers from Affiliated Plan

During 2002, account balances of those participants with account balances in both the Plan and the Rayovac 401(k) Savings Plan for Hourly Employees were merged into the Plan or Rayovac 401(k) Savings Plan for Hourly Employees dependent upon current status.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the assets available for Plan benefits and changes in those assets in accordance with accounting principles generally accepted in the United States of America.

(b) Trust Fund Managed by New York Life Trust Company

Under the terms of a trust agreement between the New York Life Trust Company (the Trustee) and the Plan, the Trustee manages the Master Trust on behalf of the Plan.

(c) Valuation of Investments and Income Recognition

The fair value of the Plan's interest in the Master Trust is based on the beginning of year value of the Plan's interest in the Master Trust (based on the fair value of the respective investments, as described in the following paragraph) plus actual contributions and allocated investment income, including unrealized gains and losses, less actual distributions, and allocated administrative expenses.

Investments in shares of mutual funds are stated at quoted net asset values. Investments in shares of Rayovac Corporation common stock are stated at quoted market prices.

Purchases and sales of securities are reflected on a trade-date basis. The Plan reports realized and unrealized gains and losses for financial statement purposes based on revalued cost wherein cost is determined as fair value at the end of the prior Plan year, or historical cost if the investment was acquired since the beginning of the Plan year, as required by the Department of Labor.

The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of assets available for Plan benefits and the statements of changes in assets available for Plan benefits.

(d) Benefits Paid

Benefits paid to participants are recorded upon distribution.

(e) Administrative Expenses

Expenses incurred in the administration of the Plan are paid both by the Plan and by the Company. Administrative expenses for 2003 and 2002 were approximately $43,000 and $43,000, respectively. The fees paid by the Company for 2003 and 2002 were approximately $29,000 and $26,000, respectively. The fees paid by the Plan, which consist of investment management fees, were approximately $14,000 and $17,000 for 2003 and 2002, respectively (see note 4).

(f) Plan Amendments

During 2001, the Plan was amended and restated to incorporate certain legislatively mandated changes collectively known as the GUST Acts. During 2002, the Plan was amended to accommodate certain changes in the tax laws commonly referred to as the Economic Growth and Tax Relief Reconciliation Act of 2001.

(g) Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets available for Plan benefits and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in assets available for Plan benefits during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(h) Participant Loans

Participants may receive loans from their accounts up to the lesser of 50% of the individual participant's vested account balance or $50,000. If the participant has received a loan in the past, however, the $50,000 limit is reduced by the excess highest outstanding loan balance during the preceding 12-month period. Loan terms must not exceed five years, except in the case of loans used for purchase of a primary residence, in which case the loan period must not exceed ten years. Loans are secured by the vested balance in the participant's account and bear interest at the Prime Rate plus 150 basis points. Principal and interest payments are due on a quarterly basis or more often and are reinvested in the investment option(s) selected by the participant.

(3) Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 2, 2001, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the Plan continues to qualify under Section 401(k) and the related trust continues to be tax-exempt as of December 31, 2003. Therefore, no provision for income taxes is included in the Plan's financial statements.

(4) Party-in-interest Transactions

The Plan has not considered Company contributions to the Plan or benefits paid by the Plan for participants as party-in-interest transactions.

Fees incurred by the Plan for investment management services amounted to approximately $14,000 and $17,000 for the years ended December 31, 2003 and 2002, respectively.

Fees paid during the year for legal, accounting, actuarial, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

(5) Plan Termination

The Company has the right under the Plan agreement to reduce or cease contributions at the discretion of the Board of Directors, or to amend the Plan at any time and in any respect. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, each participant's interest in their account shall be nonforfeitable on the date of such termination or discontinuance.

(6) Master Trust for Rayovac Corporation

At December 31, 2003 and 2002, the Plan's investment assets were held in a trust account at New York Life and consist of an interest in a Master Trust. The Master Trust also includes the investment assets of the Rayovac 401(k) Savings Plan for Hourly Employees.

(Continued)

A summary of investments in the Master Trust as of December 31, 2003 and 2002 is as follows:

		2003	2002
Assets:			
Investments, at fair value:			
Mutual funds	$	56,751,041	47,344,474
Participant loans, interest rates of Prime plus 150 basis points		242,615	434,829
Rayovac Corporation common stock		3,006,640	2,817,455
Total assets	$	60,000,296	50,596,758

(Continued)

RAYOVAC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

The changes in assets of the Master Trust during the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Increases in assets:		
Investment income:		
Net appreciation in fair value of investments:		
Mutual funds	$ 8,864,775	—
Rayovac Corporation common stock	1,220,182	—
Total appreciation in fair value of investments	10,084,957	—
Interest and dividends	813,908	451,559
Total investment income in Master Trust	10,898,865	451,559
Participant contributions	3,473,357	3,658,821
Employer contributions	1,597,193	1,637,697
Rollovers	160,536	96,662
Total increases	16,129,951	5,844,739
Deductions from assets:		
Net depreciation in fair value of investments:		
Mutual funds	—	7,653,769
Rayovac Corporation common stock	—	568,187
Total depreciation in fair value of investments	—	8,221,956
Distributions and benefits paid	6,708,473	7,453,888
Administrative expenses	17,940	20,840
Total deductions	6,726,413	15,696,684
Net increase (decrease) in assets	9,403,538	(9,851,945)
Assets, beginning of year	50,596,758	60,448,703
Assets, end of year	$ 60,000,296	50,596,758

As of December 31, 2003 and 2002, the Plan has an allocated share of approximately 94.5% and 94.8%, respectively, of the total Master Trust investments. The Plan has an allocated share of investment income (loss) of approximately 94.1% and 94.7% for 2003 and 2002, respectively.

RAYOVAC 401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Description		Current value
94.5% interest in the Master Trust for Rayovac Corporation	$	56,704,170

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYOVAC 401(K) RETIREMENT SAVINGS PLAN

BY 

Thom Weiss, Member of Plan Administrative Committee

June 21, 2004.

MW\1101220

EXHIBIT 23.1



KPMG LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Rayovac Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-39239) of Rayovac Corporation of our report dated June 25, 2004, with respect to the statements of assets available for plan benefits of the Rayovac 401(k) Retirement Savings Plan as of December 31, 2003 and 2002, the related statements of changes in assets available for plan benefits for the years then ended, and the related schedule, which report appears in the December 31, 2003 annual report on Form 11-K of the Rayovac 401(k) Retirement Savings Plan.

KPMG LLP

Atlanta, Georgia
June 25, 2004



EXHIBIT 99

CERTIFICATION OF MEMBER OF PLAN ADMINISTRATIVE COMMITTEE PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for the Rayovac 401(k) Retirement Savings Plan (the "Plan") of Rayovac Corporation (the "Company") on Form 11-K for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thom Weiss, a Member of the Plan Administrative Committee, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.



Name: Thom Weiss
Title: Member of Plan Administrative Committee
Date: June 21, 2004

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.